Exhibit 99.1

Investor Presentation August 2023

This presentation (the “ Presentation ”) is provided for information purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SportsMap Tech Acquisition Corp. (“ SportsMap ”) and Infrared Cameras Holdings, Inc. (together with its direct and indirect subsidiaries, collectively, the “ Company ” or “ ICI ”), and related transactions (the “ Proposed Business Combination ”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will SportsMap, ICI or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. Neither SportsMap nor ICI has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of ICI or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of ICI and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward - Looking Statements This Presentation contains certain forward - looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ICI and SportsMap, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ICI and the markets in which it operates, and ICI’s projected future results. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SportsMap’s securities, (ii) the risk that the transaction may not be completed by SportsMap’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SportsMap, (iii) the failure to satisfy the conditions to the consummation of the transaction, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ICI’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ICI and potential difficulties in ICI employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ICI or against SportsMap related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SportsMap’s securities on NASDAQ, (x) volatility in the price of SportsMap’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which ICI plans to operate, variations in performance across competitors, changes in laws and regulations affecting ICI’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive additive manufacturing industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SportsMap’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q and other documents filed by SportsMap from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including its Proxy Statement on Schedule 14A initially filed with the SEC on May 10, 2023 (the “Proxy Statement”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and ICI and SportsMap assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither ICI nor SportsMap gives any assurance that either ICI or SportsMap will achieve its expectations. Use of Projections This Presentation contains projected financial information with respect to ICI. Such projected financial information constitutes forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward - Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. In particular, there can be no assurance that ICI’s historical returns from past acquisitions will be achieved on future acquisitions. Neither the independent auditors of SportsMap nor the independent registered public accounting firm of the Company audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. There are numerous factors related to the markets in general or the implementation of any operational strategy that cannot be fully accounted for with respect to the projections herein. Any targets or estimates are therefore subject to a number of important risks, qualifications, limitations and exceptions that could materially and adversely affect SportsMap and the Company’s performance. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of SportsMap and the Company and its affiliates. 2 Disclaimer

Financial Information; Non - GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Proxy Statement, and such differences may be material. In particular, all ICI projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between ICI’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this relates to certain preliminary financial results of ICI for the three or twelve months ended March 31, 2023, which are based on preliminary, unaudited date. ICI has not completed its financial closing procedures for the three months ended March 31, 2023 and actual results may be materially different from such estimates. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA, has not been prepared in accordance with GAAP. SportsMap and ICI believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing ICI's financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and revenue that are required by GAAP to be recorded in ICI's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non - GAAP financial measures. In order to compensate for these limitations, management presents historical non - GAAP financial measures in connection with GAAP results. You should review ICI's audited financial statements, which are included in the Proxy Statement. However, not all of the information necessary for a quantitative reconciliation of the forward - looking non - GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Additional Information and Where to Find It This Presentation relates to a proposed transaction between ICI and SportsMap. This Presentation does not constitute an offer. In connection with the proposed transaction, SportsMap filed the Proxy Statement with the SEC on May 10, 2023. SportsMap will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and securityholders of SportsMap are urged to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and securityholders may obtain free copies of the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SportsMap through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SportsMap may be obtained free of charge from SportsMap's addition, the documents filed by SportsMap may be obtained free of charge from SportsMap's website at www.sportsmaptech.com or by written request to SportsMap at 5353 West Alabama, Suite 415, Houston, Texas 77056. Participants in Solicitation SportsMap and ICI and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SportsMap’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph. Trademarks and Trade Names SportsMap and ICI own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SportsMap or ICI, or an endorsement or sponsorship by or of SportsMap or the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, Œ or SM symbols, but such references are not intended to indicate, in anyway, that SportsMap or ICI will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensor to these trademarks, service marks and trade names. 3 Disclaimer

Transaction Overview

Transaction Summary

SportsMap Tech Acquisition Corp. ("SMAP"), a publicly listed special purpose acquisition corporation with approximately $17 million cash in trust, is expected to merge with Infrared Cameras Holdings, Inc. ("ICI")

Existing ICI shareholders will roll 100% of their equity

Transaction is expected to be funded by a combination of SMAP cash in trust and newly issued SMAP shares

Parties intend to raise proceeds from a PIPE or non-redemption agreements in conjunction with the business combination[1]

Target transaction close expected in the second half of 2023

Valuation

Transaction implies a $149 million pro forma enterprise value

Equates to 6.7x NTM (E)[3] revenue of $22.1 million

Capital Structure

Post-transaction, ~$20 million cash on balance sheet to accelerate growth and strategic opportunities as well as enable significant optionality to enhance profitability

Earnout

Strong incentive structure facilitated by an earnout provision whereby 2.4 million additional shares will be released to ICI based on a share price performance target and 2024E revenue target

Illustrative Pro Forma Ownership



10.3%
4.5%
22.3%
62.9%
SPAC shareholders
Existing ICI shareholders
Sponsor shares
Fees & expenses[2]

Notes: All post-closing ownership figures and cash figures assume no redemptions by SMAP's public stockholders; all post-closing ownership figures exclude (i) impact of any of SMAP's warrants, earnout or shares issued as stock-based compensation and (ii) any ICI options that convert to SMAP options at closing

1 No PIPE commitments or non-redemption agreements have been secured and there are no assurances that any financing will be raised or what the terms of that financing may be

2 Assumes that in lieu of cash payment, certain transaction fees and expenses are paid in shares of common stock of the new company at close of the business combination

3 NTM (E) defined as 7/1/23 to 6/30/24

4 ICI

Gary Strahan CEO Peter Baird CFO Our Team Jeff Guida CIO David Gow Chairman & CEO Steve Winch President 5

Executive Summary

What we do: Integrated Sensing as a Service x ICI builds integrated thermal imaging and sensing platforms – including high - resolution thermal imaging along with visible, acoustic, and laser spectroscopy imagers and sensors supported by proprietary edge and cloud software x Sensing platforms are utilized by organizations to protect critical assets and optimize operations across a wide range of industries x We believe that our pioneering digital sensing technology platform positions us at the center of a global revolution in real - time, cloud - enabled SaaS sensing for industrial applications x Our cloud - connected continuous streaming thermal data and automated insights replaces costly, labor - intensive, intermittent manual thermal analysis, and cloud - connected thermal big data capture enables applied artificial intelligence x We estimate the global total addressable market (“TAM”) for thermal solutions in our target markets to be approximately $14 billion with significant upside when broader cloud - based deployments are implemented ICI is revolutionizing the Integrated Sensing as a Service market 7

Why The Sensing as a Service Opportunity Exists Now 90% price reduction over the last 20 years in the cost of infrared thermal components Sensor size decreases support proliferation of use cases SaaS cloud adaptation enabling complex solutions Introduction of Artificial intelligence & big data Reduction of complexity & connectivity of sensors to products GPS and GIS allow for accurate location & parameter specifications 8

ICI Snapshot 9 Revenue $6M 2019 $22M NTM (E) ~ 3 . 5 x Enterprise Customers 2 75 2019 232 2022 ~ 3 . 1 x Devices & Systems Sold 2020 - 2022 1 >9000 1 Defined as the approximate number of fixed - mount and handheld thermal camera systems sold between January 2020 and December 2022 2 Defined as Fortune 1000 companies and equivalent government agencies and academic institutions with >$5,000 revenues; 2023 figure includes all customers served between 2020 and June 2023 Unified Platform for Intelligent Infrared Sensing Proprietary SaaS Cloud Leading Sensor Platform Smar t IR Seamless Service Overlay

Investment Highlights 1 We define our total addressable market (“TAM”) as thermal infrared technology applications (devices & software) primarily in the oil & gas, distribution & logistics, manufacturing and utilities end markets in the U . S . , where we currently engage and maintain customer relationships . We estimate the TAM in our targeted markets based on a combination of the total number of estimated potential sites in a given market, our expectations regarding the scope of potential use cases for our thermal infrared technology solutions in those markets, our estimates of average selling prices for our products in those markets and the potential opportunity for software solutions to increase the utility of thermal infrared technology solutions. Using this methodology, we estimate that the global TAM in these markets will be approximately $14 billion in 2023. 10 Full - stack SaaS & sensor solution Suited for complex & demanding environments where high accuracy is paramount Superior sensing thermal technology Creates actionable intelligence from always - on, high fidelity data stream & seamlessly marries devices & software >$14 billion TAM 1 U.S. potential market for existing software (>$5b) and hardware (>$9b) into existing industrial use cases World class management team Clarity of vision & track record to capitalize on market opportunity Large, diverse blue - chip customer base Existing relationships provide immediately addressable SaaS opportunity Exceptional unit economics Sustainably high gross margins & aggressive shift to SaaS ARR revenue model Consistent organic growth in core business Adoption continues to grow across ICI’s industrial focus areas

Thermal Infrared Technology Explained x Infrared radiation is electromagnetic radiation whose wavelength is longer than that of visible light (400 - 700 nm) x Every object gives off thermal radiation, which is energy that can be viewed with an infrared camera x Infrared thermography is the acquisition, storage and analysis of radiated energy using a thermal infrared imaging system Thermal Infrared Technology Overview Key Benefits ICI’s Area of Focus Areas with Great Value Creation Collection of large amounts of thermal data for analysis Continuous monitoring and alerting Will not deface or destroy the product Fast response within milliseconds Pattern observation and evaluation 06 05 04 03 02 Temperature calculations without contact 01 11

Early Fire Detection Pressure Vessel Monitoring C l o u d Our Technology Broad device portfolio paired with Edge + Cloud software creates transformational solutions Methane Leak Detection Belt System Monitoring Edg e Software Platform 12

Redefining the **Market Opportunity**

ICI is positioned to define and tap into multiple large and growing markets

Distribution & Logistics

- ✓ Conveyor system anomaly detection
- ✓ Hot spot detection
- ✓ Process automation
- ✓ Predictive maintenance
- ✓ Failure avoidance



Conveyor System Monitoring

Manufacturing

- ✓ Power panel monitoring
- ✓ Production motor drives and vehicles
- ✓ Early fire detection
- ✓ Electrified transport battery monitoring



Yield Improvement & Waste Reduction

Utilities

- ✓ Arrestor, columns and termination monitoring
- ✓ Transformer leak detection
- ✓ Fault detection
- ✓ Solar field and wind turbine inspection



Utility T&D Monitoring

Oil & Gas

- ✓ Gas/liquid leak detection
- ✓ Tank-level and flare monitoring
- ✓ Pipeline leak detection
- ✓ Gas processing safety monitoring



Gas Leak Detection

13 | ICI

ICI’s Technology Provides Competitive Differentiation and Delivers Tangible Customer Value Clear, inherent advantages underpin superior solutions for customers Full - stack solution enables easy - to - use customer experience SaaS backbone 14 enables rapid scaling and ability to target multiple end markets Proven performance easy to demonstrate competitive advantages relative to legacy players Technological superiority opens up new and less trafficked use cases

Business Overview

ICI **SmartIR** Solution

ICI Value Prop: Reduces costs and prevents business interruption through AI-software enabled multi-sensor predictive maintenance, production monitoring and general facility protection

Viewing Station: View **live infrared & visible video+data feeds** from ICI cameras through a web-based dashboard combining real-time alerts with thermal analytics

Alerts & Alarms: Live **Alert & Alarm notifications** can be sent to teams or individuals via email, SMS, Slack, and other channels

Integrations: Flexible integrations enable Alerts & Alarms to **automatically generate system work orders or trigger facility responses** in enterprise EAM, DCS, and SCADA systems



Viewing Station
Analytics
Alerts & Alarms
ICI
INFRARED CAMERAS INC
SmartIR
Archival & Retrieval
Integrations
Updates

Analytics : A comprehensive **analytics and dashboard suite** allows users to identify thermal insights to optimize maintenance and operations

Archival & Retrieval: **Store infrared and visible videos and data streams** on the cloud platform to enable long-term analyses, enhanced AI model training, and data retention compliance

Updates: Ongoing cloud and edge software updates to enable **ever-improving functionality**, as well as camera device monitoring to ensure optimum performance

16 ICI

ICI Smart IR Dashboard Home page provides geographic (GIS) overview of Sites, Devices, and Alerts Quick status overview of every Site in the Enterprise Easy access to most recent anomaly Alerts 17

ICI Smart IR Alerts Real - time Alerts panel to monitor & manage every insight, from detection to Work Order to resolution • Forward Alerts via email • Update Alert status • Generate Work Order through EAM integration 18

19 ICI Smart IR Workstation Single pane - of - glass view of every camera, with real - time Alerts and comprehensive video and data archives • View Live and Recorded video streams for every camera • Access temperature data over time for every Region of Interest (ROI) across the Enterprise

Global Online Retailer – Distribution Center Solution

ICI's SmartIR drives early anomaly detection to prevent unscheduled downtime



Edge



Cloud



1. Select multiple regions of interest ("ROIs") using full polygon capability
2. Set Alerts based on custom temperature thresholds for automatic monitoring
3. Monitor every camera in the enterprise from a single dashboard
4. Receive automatic Alert notifications and drill down to temperature data trends
5. Trigger Repairs / Work Orders & monitor anomaly remediation **before failures occur**

TURN-KEY SOLUTION DELIVERS RETURN ON INVESTMENT (ROI) OF >20X

20 | ICI

Global Online Retailer – Distribution Center Solution ICI’s Smart IR prevents unscheduled downtime 3 - Year Plan 2023 | Phase 1 On - Line Retailer UK / EU 90 new sites (108 total) ~1000 Incremental Subscriptions $3.9M YE ARR 1 2024 | Phase 2 On - Line Retailer EU / Japan / Australia 250 new sites (358 total) 2,500 Incremental Subscriptions $13.3M YE ARR 1 2025 | Phase 3 On - Line Retailer NA / Global 350 new sites (708 total) +3,500 Incremental Subscriptions $27.1M YE ARR 1 ICI’s cameras are used in Customer’s distribution centers to monitor conveyor belts, rollers, bearings, and motors to detect imminent failures and avoid costly maintenance downtime. Before adding ICI’s technology, Customer used less frequent manual temperature checks. 1 Defined as Customer Year End Annual Recurring Revenue on 12/31 of each year Draft 3 - year Timeline Illustrative timeline for discussion 21

Illustrative timeline for discussion

"Big 3 Automaker" Case Study | EV Early Fire Detection

2-Year Plan — Draft 2-year Timeline

2023 | Phase 1	H1 2024 | Phase 2	H2 2024 | Phase 3
Battery Lab 1a	Battery Lab 1b	Rollout
1 Site	1 Site	**11** Sites
36 Incremental Subscriptions	74 Incremental Subscriptions	**1000+** Incremental Subscriptions
$125K YE ARR[1]	**$275K** YE ARR[1]	**$2.5M** YE ARR[1]

#	Project
1	Battery lab (phase 1)
2	Battery lab (phase 2)
3	Truck Plant (switch gear monitoring)
4	Data center (generators)
5	Data center (PCU gallery breakers)
6	Data center (chilled water pumps)
7	Battery lab (testing cells)
8	Battery lab (testing cells expansion)
9	RIC research projects (software for lab view)
10	RIC research projects (software for lab view)
11	Rotunda center (people counting)
12	Truck Plant (walkaround maintenance)
13	Truck Plant (walkaround maintenance)
14	Data center (walkaround maintenance)
15	Data center (walkaround maintenance)
16	Testing lab (shaker table)

Client 2024 Internal Goals

- ✓ 11 total sites (50% install)
- ✓ Average 100 subs / site at $2.5K / sub
- ✓ Total $2.0M / year

After additional dialogue with management, ICI uncovered **16 different applications** that ICI solutions could help address

ICI's cameras are used at Big 3 Automaker's manufacturing plants to continuously monitor temperature levels of electric vehicle batteries to avoid potential fires.

22 | ICI

1 Defined as Customer Year End Annual Recurring Revenue on 12/31 of each year

Smart IR Is Designed to Revolutionize Reliability Legacy Solutions ICI’s Thermal Sensing as a Service Devices only solution Full stack solution Human operator dependent (expensive, periodic and inconsistent) Fully automated (cost effective, continuous and consistent) Handheld device nodes with periodic inspections Connected network nodes with continuous data feed Build your own software Software enabled and customized with standard tools Manual analytics with results documented as written reports Automated AI - driven analytics and actionable insights Data silos = Missed warning signs Big data = Cloud insights across customer spectrum Paper Based Reporting 23

Driving New Customer Expansion In Established Verticals Distribution & Logistics Manufacturing Utilities Oil & Gas Selected ICI Customers Potential Adjacent Customers Global Online Retailer 24 Big 3 U.S. Automaker Nationally Recognized Utilities Brand Multinational Energy Corporation

Financial Summary

Illustrative Per Unit Economics Support Commercial Strategy and benefit of SaaS attachment 26 Note: Represents 2022E unit economics for new customers; assumes 100% attachment rate from Devices to SaaS 1 d evi c e sold $5,000 average selling price $5,000 average revenue per device sold $3,000 average cost of device $2,000 gross profit per device 1 d evi c e sold $2,500 annual SaaS revenue per camera $2, 5 00 ARR per device 5 average contract length (years) $12,500 subscription TCV per device T otal $2,000 average gross profit per device $ 1 2, 5 00 SaaS 5 - year ARR per device $14,500 LTV per device S a a S D e vi c e s

Total Addressable Market in U.S. > $14bn 27 ▪ Implies potential ARR from SaaS sales of >$5bn per year ▪ Implies aggregate device - sale revenues of >$9bn Potential Fixed - Mount Systems by Vertical – U.S. U.S. only – thousands of systems Comment a ry Distribution Manufacturing Oil & Gas Utilities Total Note: Assumes $6,000 ASP for fixed - mount hardware and $3,500 average subscription price per system per year. 1,545 257 295 550 443 Potential Systems by Vertical - U.S. ('000)

Inventory / "Cash-Free COGS"

ICI Inventory and Supplier Deposits

USD in millions; audited as of December 31, 2022



$9.6
$2.0
$11.6
$33.1
Inventory
Supplier Deposits[1]
Total
Potential "Cash-Free COGS" Revenues

Note: Assumes 65% GAAP gross margin on sale of existing inventory and supplier deposits
1 Represents supplier deposits held in cash with major component suppliers

Commentary

- ICI has a large inventory balance of finished goods devices and components
- Allows for superior delivery times on competitive devices (2-3 days vs. 4-6 weeks for competitors)
- Provides significant flexibility on device pricing and bundling with SaaS (without impact on future cash flows)
- Potentially very helpful in generating SaaS sales traction with new customer
- Also provides asset underpin to valuation

28 | ICI

Financial Outlook 29 Notes: Amounts reflected for historical periods were subject to audits performed under AICPA standards and do not conform to Regulation S-X; amounts to be included in the proxy statement relating to the transaction may differ as a result of audit to PCAOB standards; Adjusted EBITDA is shown on a secondary axis 1 Reflects ICI estimates for sales of products that were deployed primarily for detection of elevated body temperature in humans for protection of public health at the onset and height of the COVID-19 pandemic 2 Revenues and Adjusted EBITDA for 2020 and 2021 also favorably impacted by sales of products for biorisk applications 3 NTM (E) defined as 7/1/23 to 6/30/24 3 Estimated revenue for (core) non-biorisk applications1 Estimated revenue for (non-core) biorisk applications1 USD in millions Adjusted EBITDA2 $5.6 $7.5 $5.8 $7.3 $22.1 $75.7 $23.0 $1.0 $35.3 $4.8 -$10.0 $2.0 -30 -20 -10 0 10 20 30 40 50 60 70 0 10 20 30 40 50 60 70 80 90 2019 2020 2021 2022 NTM (E) 3

Strong **Visibility to $22.1m NTM Revenue**


SaaS - NTM Pipeline - By Source
($ in millions)
$0.8
$1.8
$2.3
$0.8
$5.7
LTM run rate
Launch customers
Strat Channel Partners
New SaaS Customers
Total pipeline

+


ICI NTM Device Pipeline - By Source
($ in millions)
$4.7
$2.6
$2.4
$6.7
$16.4
Launch customers
Strat Channel Partners
Device +SaaS
Device only
Total pipeline

Notes:
1 Total NTM(E) forecast revenues as presented conform to the draft proxy statement, but the proportion of revenues coming from SaaS has increased from 15% to 26%, reflecting ICI management's latest best estimates
2 "Launch customer" defined as those customer that initiated SaaS contracts prior to Q1 2023 SmartIR launch
3 "Strategic channel partner" defined as enterprises (AWS, distributors, Monitron) contracted to sell SmartIR on ICI's behalf

Summary Notes

- **NTM revenue forecast is $22.1m (for period ending 6/30/24) –** completely covered by current commercial pipeline
- Forecast is **probability adjusted** based on stage of opportunity development
- Opportunities derived from three primary sources:
  - Expanding launch customers (e.g., e-commerce retailer, Big 3 automaker)
  - Strategic channel partners (e.g., AWS, industrial distributors, Monitron)
  - Identified new customers
- NTM revenues represent **<0.2% of $14bn TAM**

SaaS Pipeline Notes

- Revenue forecast **of $5.7m (run rate ARR at 6/24 of $13.3m)**; all opportunities probability adjusted and time adjusted for revenue recognition
  - Industrial launch customers have existing Phase 1 programs, with **agreed expansions of $1.8m in revenue** ($7.7m run rate ARR)
  - Strategic Channel Partners (AWS, Distributors, Monitron) represent **$2.3m in revenue** ($4.1m run rate ARR)
  - New SaaS customers are **specific, identified Phase 1 and Phase 2 opportunities**, representing **$0.8m revenues** ($1.5m run rate ARR)

Device Pipeline Notes

- Revenue forecast **of $16.4m**; all opportunities probability adjusted
  - Industrial launch customers **agreed expansions of $4.7m revenues** (primarily tied to Phase 2/3 planned expansion)
  - Strategic Channel Partners (e.g., AWS, Distributors, Monitron) represent **$2.6m revenues**; AWS revenue model is all SaaS, no devices)
  - Device + SaaS customers are **specific, identified Phase 1 and Phase 2 opportunities**, representing **$2.4m revenues** (all tied to SaaS subscriptions)
  - Device-only customers are **specific, identified opportunities**, representing **$6.7m revenues** without SaaS subscriptions attached

30 ICI

Robust SaaS + Hardware Pipeline 31 $22.1 Million NTM Revenue Pipeline Devices $16.4M SaaS $5.7M Pipeline Opportunities Grouped by Customer Types NTM Revenue1 Devices SaaS Total Conveyor Belt Monitoring $3,682 $1,711 $5,392 Distributors / Channel Partners 2,595 2,307 4,902 Health & Environmental 2,735 94 2,829 Manufacturing 2,536 1,181 3,817 All Other2 4,550 305 5,155 Total $16,398 $5,697 $22,095 1 NTM pipeline figures are probability adjusted and (in the case of GAAP SaaS) time adjusted for revenue recognition 2 Includes LTM run-rate SaaS sales and general devices pipeline across industries

Transaction Overview

Pro forma capitalization Shares outstanding 15 . 9 Price per share $10 . 00 Equity value $159.0 ( - ) Cash to balance sheet $19 . 9 (+) Debt 1 $10 . 0 Enterprise value $149.0 Pro forma ownership Existing ICI shareholders 10 . 0 Sponsor shares 3 . 6 SPAC shareholders 1 . 6 Fees & expenses 2 0 . 7 Total shares 15.9 Proposed Transaction Summary in millions, except per share values 33 Sources ICI equity rollover $100 . 0 Cash remaining in trust $17 . 2 Convertible notes PIPE 1 $10 . 0 Total sources $127.2 Uses ICI equity rollover $100 . 0 Cash to balance sheet $19 . 9 Estimated cash fees & expenses $7 . 2 Total uses $127.2 4.5% 22.3% 62.9% 10.3% Existing ICI shareholders SPAC Shareholders Sponsor shares Fees & expenses 2 Notes: All post - closing ownership figures and cash figures assume no redemptions by SMAP's public stockholders; all post - closing ownership figures exclude (i) impact of any of SMAP's warrants, earnout or shares issued as stock - based compensation and (ii) any ICI options that convert to SMAP options at closing 1 Assumes the successful completion of a PIPE financing, in the amount of $10M in the form of a private placement of convertible notes, prior to consummation of the business combination; no PIPE commitments have been secured and there are no assurances that any financing will be secured, or what the terms of that financing may be 2 Assumes that in lieu of cash payment, certain transaction fees and expenses are paid in shares of common stock of the new company at close of the business combination

202 2 E Comparable Company Benchmarking Analysis 34 Source: S&P Capital IQ as of June 14 th , 2023 1 NTM defined as 7/1/23 – 6/30/24 estimates 2 Comparable company GM% are LTM to 3/31/23 Enterprise Value / NTM 1 Revenue Gross Margin 2 Peer Average: 7.7x Peer Average: 63% na 7.0x 17 .2 x 9 .3 x 8 .7 x 7 .3 x 7.6x 6 .1 x 5 .5 x 4 .4 x 3 .5 x 69% 82% 72% 70% 66% 62% 61% 59% 58% 35%

Peer Average: 6% Comparable Company Benchmarking Analysis 35 NTM 1 vs LTM 2 Revenue Growth Source: S&P Capital IQ as of June 14 th , 2023 1 NTM Revenue as 7/1/23 – 6/30/24 estimates 2 LTM Revenue as 4/1/22 – 3/31/23 46% 13% 13% 10% 9% 7% 7% 5% 5% ( 1 1% ) Keyence Corporation

Appendix

Financial Model Assumptions 37 Included in this Presentation are the Company’s estimates of its financial performance for Next Twelve Months from 1 July 2023 to 30 June 2024 (the “ Financial Projections ”), based on information known as of the date of this Presentation. The Financial Projections were prepared by the Company’s management as a part of its long - term planning process and to provide current and potential investors with the Company’s expectations of projected financial performance for their use in evaluating the transaction described in this Presentation. The underlying assumptions on which the Financial Projections are based require significant judgment. As a result, there can be no assurance that the Financial Projections will be an accurate prediction of future results. Key estimates and assumptions underlying the Financial Projections include the following: ▪ Revenue Growth: The Company is expected to realize fast - paced, topline growth directly correlated with its planned investment in sales and marketing efforts. The company plans to spend more than a third of the capital it raises on increasing its marketing spend and building out a nationwide sales force as it concentrates on building out its SaaS - enabled, fixed - mount offerings in the marketplace. A failure to be able to hire, retain and educate its salesforce could materially impact growth rates going forward. ▪ Margin Improvement: The Company is forecasting expanded consolidated gross margins on an annual basis. While some of this benefit is expected to be realized from a reduction in cost of inputs for its key products, the majority of gross margin expansion is expected to be realized from a greater mix of revenue from its newer SaaS offerings, which yield gross margins in excess of pure device sales. ▪ Operating Expenses: The Company generally anticipates benefits of fixed cost leverage on sales over the duration of its forecast. However, the Company also anticipates material nominal growth in operating expenses, primarily driven by its investment in its sales force, which is expected to lead to significant growth in employee headcount as well as a normalization of research and development spend as a percentage of revenue over time as compared to other SaaS businesses. The Company expects the focus of its research and development build out to be on the continued improvement of its proprietary software offerings. The Company believes that its operating history provides a reasonable basis for the estimates and assumptions underlying the Financial Projections. Changes in these estimates or assumptions, including assumptions regarding business development, marketing effectiveness and operational efficiency could materially affect the Financial Projections. As of June 2023, the Financial Projections contained herein continue to represent management’s expectations regarding the Company’s expected future financial performance.

Non - GAAP Reconciliation 38 1 NTM (E) defined as 7/1/23 to 6/30/24 Adjusted EBITDA Reconciliation USD in millions 2019 2020 2021 2022 NTM (E) 1 GAAP net income / (loss) $0.9 $32.5 $2.8 ($13.3) - (+) Interest expense / (income) – 0.4 0.4 0.1 (0.1) (+) Income tax expense / (benefit) – 1.1 1.1 1.2 - (+) Depreciation and amortization (including impairment) 0 . 1 1.1 0.4 0.6 0.4 EBITDA $1.0 $35.1 $4 .7 ( $ 11.4) $0.5 (+) Stock - based compensation – 0.2 1.0 0.6 0.7 (+) One - time transaction costs – – – 0.4 0.8 (+) One - time financial consulting fees – – – 0.4 - Adjusted EBITDA $1.0 $35.3 $5 .7 ( $ 10.0) $2.0